SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ALLOVIR, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

019818103

(CUSIP Number)

David Hallal

ElevateBio LLC

200 Smith Street

Waltham, MA 02451

(617) 433-2605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019818103

(1)	Name of Reporting Persons: ElevateBio, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,674,766
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,674,766

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,674,766
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.0%*
(14)	Type of Reporting Person (See Instructions): OO

*

This percentage is calculated based on 92,822,667 shares of common stock outstanding of AlloVir, Inc. (the “Issuer”), as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

CUSIP No. 019818103

EXPLANATORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Person on August 13, 2020. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of AlloVir, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 1100 Winter Street, Waltham, MA 02451.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by ElevateBio, LLC, a Delaware limited liability company (the “Reporting Person”).

(b) The principal business of the Reporting Person is the venture capital investment business. The principal business address of the Reporting Person is 200 Smith Street, Waltham, Massachusetts 02451.

(c) The Reporting Person is a Limited Liability Company organized under the laws of the State of Delaware.

(d)-(e) During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of the Reporting Person is set forth on Schedule I hereto and is herein incorporated by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to include the following:

On July 28, 2022, the Reporting Person purchased 3,253,796 shares of the Issuer’s Common Stock in a registered direct offering (the “July 2022 Offering”) for a purchase price of $4.61 per share, using an aggregate of $14,999,999.56 from working capital.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Person has beneficial ownership of 16,674,766 shares of Common Stock constituting approximately 18.0% of the shares of Common Stock outstanding.

The percentage is based on 92,822,667 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on July 27, 2022.

(b) The Reporting Person has sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Reporting Person.

(c) On July 28, 2022, the Reporting Person purchased 3,253,796 shares of the Issuer’s Common Stock in connection with the July 2022 Offering for a purchase price of $4.61 per share.

CUSIP No. 019818103

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to include the following:

Securities Purchase Agreement

In connection with the July 2022 Offering, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors identified therein, including the Reporting Person. Pursuant to the Purchase Agreement, the Company agreed to sell and issue to the investors in a registered direct offering an aggregate of 27,458,095 shares of the Common Stock at a purchase price of $4.61 per share, for gross proceeds of approximately $126.6 million. The closing of the July 2022 Offering occurred on July 28, 2022.

The shares of Common Stock were offered by the Company pursuant to an effective shelf registration statement on Form S-3 (File No. 333-258539), as amended, which was declared effective by the Securities and Exchange Commission on February 28, 2022.

The foregoing summary of the Purchase Agreement is not complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed herewith as Exhibit 3 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3	Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2022).

CUSIP No. 019818103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 5, 2022

ELEVATEBIO, LLC

By:	/s/ David Hallal
Name:	David Hallal
Title:	Chief Executive Officer

CUSIP No. 019818103

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

ELEVATEBIO, LLC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with the Reporting Person and (ii) the business address of each director and executive officer listed below is 200 Smith Street, Waltham, MA 02451.

Name	Position with Reporting Person	Principal Occupation	Citizenship

David Hallal	Chief Executive Officer and Director	Chief Executive Officer	United States of America

Vikas Sinha	Chief Financial Officer and Director	President and Chief Financial Officer	United States of America

Mitchell Finer	President of Research and Development and Director	OfficerPresident of Research and Development	United States of America

Morana Jovan-Embiricos	Director	Managing Partner, F2 Ventures	United Kingdom

Ansbert Gadicke	Director	Managing Director of MPM BioVentures 2014 LLC, MPM BioVentures 2018 LLC and managing director of MPM Oncology Impact Management LP	United States of America

Germano Giuliani	Director	Pharmaceutical Executive	Switzerland

Karan Takhar	Director	Managing Director, Matrix Capital Management	United States of America

Navneet Govil	Director	Managing Partner and Chief Financial Officer, SoftBank Investment Advisers	United States of America

Khalil Barrage	Director	Managing Director, Invus	United States of America